Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 11, 2010, relating to the statements of net assets available for benefits as of December 31, 2009 and 2008 and the statement of changes in net assets available for benefits for the year ended December 31, 2009 and the related supplemental schedule thereto which appears in the Annual Report of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees on Form 11-K for the year ended December 31, 2009. We also consent to the reference to us as “experts” in this Registration Statement.

/s/ BDO USA, LLP

(formerly known as BDO Seidman, LLP)

Richmond, Virginia

November 17, 2010